Exhibit 21.1
Subsidiaries of the Registrant
Wholly-owned subsidiaries of Premier Exhibitions, Inc. as of February 28, 2011:

Name	Jurisdiction of Organization
R.M.S. Titanic, Inc.	Florida
R.M.S. Titanic (UK) Ltd.	United Kingdom
Premier (United Kingdom) Ltd.	United Kingdom
Exhibitions International, LLC.	Nevada
Premier Exhibitions International, LLC	Delaware
Premier Exhibitions Mexico, S. de R.L. de C.V.	Mexico
Premier Exhibitions NYC, Inc.	Nevada
Premier Merchandising, LLC	Delaware
Premier Sports Exhibitions, LLC	Delaware
Premier Vision, LLC	Delaware
Premier Exhibitions International Operations B.V.	Netherlands
PRXI International Holdings C.V.	Netherlands